SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F    X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES
News Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 21, 2003		Signed:	Robert V. Horte

	By:	Name: Title:	Robert V. Horte Senior Assistant Corporate Secretary

Release: Immediate, Nov. 21, 2003

CPR TO MAKE VOLUNTARY PREPAYMENT
TO CANADIAN DEFINED BENEFIT PENSION PLAN
Railway also provides outlook

CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) today announced plans to accelerate funding of future pension obligations through a voluntary prepayment of approximately Cdn.$300 million into the company’s Canadian defined benefit Pension Plan. The prepayment, to be made in December 2003, will be funded from existing cash balances.

“CPR’s pension fund is in a solid position, but three years of bear markets and extremely low interest rates require some adjustments to how we manage our funding obligations,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “The prepayment is a balanced, pro-active approach. It puts the funding requirement firmly in our control for the medium term and does not increase the risk of a significant surplus arising should improvements in the plan’s financial performance or interest rates exceed our assumptions.”

The prepayment will be in addition to current service costs of $55 million in 2003.

Mr. Ritchie said the prepayment will reduce the Pension Plan’s unfunded position by increasing the asset base. “While there is no obligation to prepay future funding obligations, this approach demonstrates CPR’s intention and capability to maintain a healthy Pension Plan over the long term.”

Equity markets have improved this year and asset returns for the Canadian defined benefit Pension Plan have averaged about 6 per cent for the first nine months of 2003. Pension liabilities are also highly sensitive to changes in long-term interest rates, which are utilized to discount future pensioner payments to a lump sum present value.

CPR maintains defined benefit pension plans for its employees in Canada and the United States, and has supplemental plans for management and executive personnel. CPR’s regular Canadian defined benefit Pension Plan, with approximately Cdn.$5 billion of assets, reported an accounting deficit of approximately $721 million at Dec. 31, 2002. The financial position of pension plans is calculated based on the value of fund assets relative to the ability of the assets to pay the promised pension benefits to current pensioners as well as future retirees.

Separately, CPR will provide its outlook in an Analyst Workshop today. The company expects its freight revenues to increase between 4 per cent and 6 per cent in 2004 over

2003. Growth should be driven primarily by a significant recovery in Canadian grain volumes and improved coal markets. Continued growth in CPR’s intermodal business, driven by strong consumer demand in North America, is also expected.

The company is targeting basic earnings per share, excluding non-recurring items and foreign exchange gains or losses on long-term debt, to grow approximately 20 per cent in 2004, compared with 2003, and expects to generate positive free cash flow in 2004.

WEBCAST

Interested parties are invited to listen to management’s discussion of the foregoing and other matters during CPR’s Analyst Workshop in Montreal today, beginning at 8:15 a.m. Eastern time. The Workshop will be webcast on CPR’s website at www.cpr.ca. To listen to the webcast, go to the Investors section of the website. CPR recommends logging in 10 minutes prior to the scheduled start.

Note on Non-GAAP Earnings Measures: The targeted earnings measures referred to in this release exclude foreign exchange gains and losses on long-term debt and non-recurring items. By excluding such items, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the earnings measures better reflect ongoing operations at CPR. It should be noted that such earnings measures, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, may not be readily comparable to similar measures of other companies. A reconciliation of CPR’s income, excluding non-recurring items and foreign exchange gains and losses on long-term debt, to net income as presented in the company’s financial statements in respect of the three-month and nine-month periods ended September 30, 2003, is detailed in the Summary of Rail Data included with such statements, which have been filed with the relevant securities regulators.

Forward-Looking Information: This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
len_cocolicchio@cpr.ca	Tel.: (403) 319-3591
investor@cpr.ca